

21001843

SE_ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ N

Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

SEC
Mail Processing
Section

FEB 18 2021

| SEC FILE NUMBER |
| --- |
| 8-48402 |

### FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2020___ AND ENDING ___12/31/2020___
                                         MM/DD/YY                              MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
ThomasLloyd Capital LLC

| OFFICIAL USE ONLY |
| --- |
| |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

427 Bedford Road
                                         (No. and Street)

Pleasantville   NY   10570
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Angela Lavelle   914-433-3376
                                         (Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
                         (Name - if individual, state last, first, middle name)

1514 Old York Road   Abington   PA   19001
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
| |
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (11-05)

Potential persons who are to respond to the collection
of information contained in this form are not required
to respond unless the form displays a currently valid
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# OATH OR AFFIRMATION

I, Angela Lavelle _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ThomasLloyd Capital LLC _____, as of December 31 _____, 2020, are true and correct.     I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

**Principal Financial Officer**
Title

_Mary Alice Benonis_
Notary Public

Commonwealth of Pennsylvania - Notary Seal
MARY ALICE BENONIS, Notary Public
Montgomery County
My Commission Expires September 12, 2023
Commission Number 1201813

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-1.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemption Report.

# ThomasLloyd Capital LLC
## TABLE OF CONTENTS
December 31, 2020

*Sanville & Company*

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

100 WALL STREET, 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
ThomasLloyd Capital LLC

### Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of ThomasLloyd Capital LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

*Sanville & Company*

We have served as the Company's auditor since 2011.
Abington, Pennsylvania
February 15, 2021

# ThomasLloyd Capital LLC
## Statement of Financial Condition
## December 31, 2020

**Assets**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 55,834 |
| Receivables | | |
| Investment banking fee | | 2,105,795 |
| Prepaid expenses | | 2,401 |
| Investment in affiliate | | 100 |
| Total assets | $ | 2,164,130 |

**Liabilities and Member's Equity**

**Liabilities**

| | | |
|---|---|---:|
| Accrued expenses | $ | 19,157 |
| Total liabilities | | 19,157 |

**Member's equity**

| | | |
|---|---|---:|
| Member's equity | | 2,054,973 |
| Total member's equity | | 2,054,973 |
| Total liabilities and member's equity | $ | 2,074,130 |

The accompanying notes are an integral part of this financial statement.

1. ORGANIZATION

ThomasLloyd Capital LLC ("the Firm"), a wholly-owned subsidiary of ThomasLloyd Holdings (Americas), LLC (the Parent), is a broker-dealer. The Firm is registered with the Securities and Exchange Commission ("SEC") and The Financial Industry Regulatory Authority (FINRA). The Firm has agreed to limit its business to corporate finance and investment banking activities. The Firm is directly affected by general economic and market conditions, including fluctuations in volume and price level of securities and changes in interest rates, which have an impact on the Firm's liquidity. The Firm is organized as a limited liability company in the State of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Cash and Cash Equivalents* - At times during the year, the Firm's cash accounts exceeded the related amount of federal depository insurance. The Firm has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

The Firm considers financial instruments with a maturity of less than 90 days to be cash equivalents.

*Investment Banking Revenue* – In accordance with ASC 606 investment banking revenue is recorded upon the close of the related transaction. Any receivable for such transaction is evaluated monthly by management for collectability.

*Concentration of Credit Risk* - The Firm is engaged in various investment banking activities. In the event counterparties do not fulfill their obligations, the Firm may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Firm's policy to review, as necessary, the credit standing of each of its counterparties.

*Income Taxes* - The Firm is a Delaware limited liability company and has elected to be treated as a partnership as defined in the Internal Revenue Code. Under this election, the taxable income or loss is taxed directly to the member. Accordingly, the Firm records no provision for federal income taxes.

The Firm recognizes and discloses uncertain tax positions in accordance with accounting principles generally accepted in the United States of America (GAAP). As of, and during the year ended December 31, 2020 the Firm did not have liability for unrecognized tax benefits.

*Accounting Estimates* - Management uses estimates and assumptions in preparing financial statements in accordance with U.S. GAAP. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

*Translation of Foreign Currencies* – Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, whereas foreign currency transactions are recorded in the income statement at the exchange rate on the date of the transaction. Gains or losses resulting from foreign currency transactions are included in net income.

## ThomasLloyd Capital LLC
Notes to Financial Statement (Continued)
December 31, 2020

---

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

*Subsequent events* - Management has evaluated the impact of all subsequent events through February 15, 2021, the date the financial statements were available to be issued and has determined that there were no subsequent events requiring disclosure in these financial statements.

3.  RELATED PARTY

The Firm has an expense sharing agreement with the Parent, whereby the Parent or an affiliate of the Firm pay the operating expenses of the Firm. All operating expenses paid by the Parent or an affiliate that are attributable to the Firm which are not reflected in the Firm's financial statements will be recorded by the Firm on a separate schedule of costs and maintained pursuant to SEC Rule 17a-4.

4.  INVESTMENT

During 2014, the Firm made an investment in an affiliate Company ThomasLloyd Capital Partners S.à r.l. ThomasLloyd Capital Partners S.à r.l. is the General Partner to the ThomasLloyd SICAV-SIF, a Luxembourg investment company with variable capital, a specialized investment fund governed by Luxembourg laws and incorporated under the legal form of a common limited partnership. The investment was written down to $100.00 in 2017.

5.  NET CAPITAL PROVISION OF RULE 15c3-1

The Firm is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Firm's net capital was $36,677 which was $31,677 in excess of its minimum requirement of $5,000. The Firm's net capital ratio was 0.52 to 1.

6.  COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

The firm has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) because its business is limited to private placement & financial advisory services. The Firm has no customer accounts.

7.  CORONAVIRUS

On January 30, 2020, the World Health Organization declared the coronavirus outbreak a "Public Health Emergency of International concern" and on March 11, 2020 declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas and forced closures for certain types of public places and businesses. The coronavirus and actions taken to mitigate the spread of it have had and are expected to continue to have an adverse effect on the economies and financial markets of many countries, including the geographical area in which the Firm operates. On March 27, 2020 the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) was enacted to amongst other provisions, provide emergency assistance for individuals, families and businesses affected by the coronavirus pandemic. It is unknown how long the adverse

conditions associated with the coronavirus will last and what the complete financial effect will be to the Firm. To date, the Firm has not taken advantage of the CARES Act. The business has so far suffered no material impact on its business.